FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2009

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....☒..... Form 40-F...☐...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2009	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated September 28, 2009

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EXHIBIT 99.1

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CryptoLogic hooks up with Virgin Games

Multi-year licensing deal provides at least 10 online casino games to top consumer brand

September 28, 2009 (Dublin, IRELAND) - CryptoLogic Limited today consolidated its position as a leading global developer of branded online betting games and Internet casino software by signing a multi-year licensing deal with Virgin Games, part of the Virgin Group.

The agreement enables Virgin Games to provide at least 10 of CryptoLogic’s top branded and non-branded online slot games to its customers. The games include comic book classics and innovative casual slots, with some games linked into the CryptoLogic jackpot network. These games will bring a new level of enjoyment and rich content to players, while giving them a chance to win a jackpot that has reached over £4 million, one of the online industry’s largest prizes.

One game is already live on www.virgingames.com, with more scheduled for launch in the fourth quarter of 2009 and further roll-outs planned in the first half of next year. The games will be deployed through Gaming Technology Solutions PLC, a CryptoLogic technology partner, on its GTS Edge platform.

The agreement is in line with CryptoLogic’s build-once-license-often growth strategy and will generate recurring revenue based on a share of wagers placed by players.

Brian Hadfield, President and Chief Executive of CryptoLogic, said: “The deal with Virgin is another example of how CryptoLogic is building a solid platform for long-term growth by creating and licensing the industry’s most exciting proprietary games to the world’s marquee brands.”

Virgin Games, a wholly owned subsidiary of Virgin Group, was set up in 2004 and has grown quickly to establish itself as one of the leading gaming sites in the UK.

Simon Burridge, Chief Executive of Virgin Games, said: “CryptoLogic has a track record of delivering the industry’s most compelling games while the Virgin brand is widely associated with fun and great value. Our agreement is sure to be a winning combination delivering unrivalled enjoyment and potential prizes to Virgin Games’ players.”

3RD FLOOR, MARINE HOUSE, CLANWILLIAM PLACE,

DUBLIN 2, IRELAND

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About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a leading public developer and supplier of Internet gaming software. With more than 280 games, CryptoLogic has one of the most comprehensive casino suites on the Internet, with award-winning games featuring some of the world’s most famous action and entertainment characters. The company’s licensees include many top Internet gaming brands, including the “big four” international operators. CryptoLogic’s leadership in regulatory compliance makes it one of the few companies with gaming software certified to strict standards similar to land-based gaming. WagerLogic® Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of gaming software and services to blue-chip customers that offer their games to non-U.S. based players around the world. For information on WagerLogic, please visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

About Virgin Games

Virgin Games, a wholly owned subsidiary of Virgin Group, was set up in 2004 and has grown quickly to establish itself as one of the leading gaming sites in the UK. The company has something that no other gaming site has, and that’s the chance to earn V*POINTS that can be swapped for loads of Virgin goodies including Virgin Atlantic Flying Club Miles. Players can also win Virgin prizes in regular promotions as well as cash.

Virgin Games’ offices are based in Guernsey and the U.K.

For more information, please contact:

CryptoLogic, 353 (0) 1 234 0415	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Jason Graham, ext. 229 jgraham@argylecommunications.com
Daniel Tisch, ext 223 dtisch@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
Harry Chathli or Alexis Gore, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.